

Eugene Fooksman · 3rd
Looking for the next big thing in tech and elsewhere

Menlo Park, California, United States ·

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 **AltoPass, Inc.**

 **Saint Petersburg State University**

Experience



Founder and CEO
AltoPass, Inc.
Apr 2019 – Present · 2 yrs 5 mos
Menlo Park, CA



President
Fooksman Family Foundation
Dec 2018 – Present · 2 yrs 9 mos



Director of Messaging Infra
WhatsApp Inc.
Nov 2010 – Nov 2018 · 8 yrs 1 mo

Infrastructure software development, tech leadership, and management roles at WhatsApp Infra Team.



Senior Software Engineer

SerialTek

Sep 2007 – Oct 2010 · 3 yrs 2 mos

Development of a new generation of protocol analyzers for SAS, SATA, USB 3.0.



Staff Software Engineer

LeCroy

Jul 2000 – Sep 2007 · 7 yrs 3 mos

Software development and tech leadership in protocol analyzer solutions for InfiniBand, FibreChannel, SATA, SAS.

Show 3 more experiences ⌄

Education



Saint Petersburg State University

MS, Mathematics

1993 – 1998

Physics and Mathematics Lyceum № 30

High School Diploma

1991 – 1993



